EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors
LESCO, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of LESCO, Inc., pertaining to the Stock Option Agreement between LESCO, Inc. and Brett Barthel, the Stock Option Agreement between LESCO, Inc. and Farrukh Humayan, the Stock Option Agreement between LESCO, Inc. and Kathleen M. Minahan, and the Stock Option Agreement between LESCO, Inc. and Michael Weisbarth, of our report dated February 19, 2004, with respect to the consolidated balance sheet of LESCO, Inc. as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003, annual report on Form 10-K of LESCO, Inc.

/s/ KPMG LLP

Cleveland, Ohio
May 27, 2004